EXHIBIT 99.1

The Hague, July 7, 2006

AEGON and Ranbaxy Promoter Group announce intention to establish partnership in India

AEGON and Ranbaxy Promoter Group today announced that a memorandum of understanding has been signed to jointly enter the insurance and asset management markets in India. The partnership will be implemented by AEGON and Ranbaxy Promoter Group company Religare, which provides financial services across India through its more than 150 offices and 300 partner locations.

By combining AEGON’s international insurance and asset management expertise with Religare’s broad spectrum of financial services and strong distribution capability, AEGON and Religare intend to create a platform to successfully market insurance and asset management products across India.

Entering the Indian market continues AEGON’s strategy of expanding into countries that offer long-term growth opportunities for insurance and investment products. India has long been identified as one of AEGON’s target markets given its sizeable population and rapidly developing economy, the relatively low penetration level of insurance in the country, and the continued strong growth rates projected for the insurance sector in coming years.

AEGON and Ranbaxy Promoter Group expect to announce a transaction later this year.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON’s business model is to empower local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as management and employees continually strive to exceed the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and its ambition is to be the best in the industry.

ABOUT RANBAXY PROMOTER GROUP

Ranbaxy Promoter Group is India’s leading business house having diversified interests in Pharma, Healthcare, Pathological Labs and Financial Services through Ranbaxy Laboratories Limited, Fortis Healthcare Limited, SRL Ranbaxy Limited and Religare Enterprise Limited respectively.

Religare Enterprises Limited is the financial services arm of the group having pan India reach through its more than 150 offices and 300 partner locations. It provides diversified services in equity and commodity trading, investment banking, distribution of mutual funds, insurance, personal loans and other asset based products. It also manages large equity assets through its portfolio management schemes.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)

DISCLAIMER

Forward looking statements

The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements.

These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for the company’s products; (4) acts of God; (5) terrorism, acts of war and pandemics; (6) mortality, morbidity and other factors that may affect the profitability of the company’s insurance products; and (7) the company’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States

Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free) /+1 410 576 45 77

Media	+31 (0)70 344 83 44	+1 410 576 45 26

E-mail	gca-ir@aegon.com	ir@aegonusa.com

Website	www.aegon.com

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